SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, due to the resignation of Mauro Gentile Rodrigues da Cunha, who had been appointed by the controlling shareholder, the Federal Government, in the Management Proposal of the 61st Annual Shareholders Meeting, to be held on April 27 2021 (“61st ASM”), to be reappointed as a candidate for one of its vacancies on the Board of Directors, as well as due to the receipt of Official Letter 115/2021/GM-MME, sent by the controlling shareholder, through the Ministry of Minas Energia, with the appointment of Rodrigo Limp Nascimento, as a new candidate for one of the controller's vacancies on the Board of Directors, the Company re-presented, on this date, the Management Proposal and the Distance Voting Ballot for purposes of resolution at the 61st ASM.

Such resubmissions aim exclusively at altering the resolution regarding the general elections in order to: (i) exclude the candidate appointed by the controlling shareholder, Mauro Gentile Rodrigues da Cunha, given his letter of resignation; and (ii) include the candidate Rodrigo Limp Nascimento, to run for the seat on the Board of Directors.

Due to the modification described above, Eletrobras clarifies that: (i) the votes already cast for the candidate Mauro Gentile Rodrigues da Cunha, who is part of the general election for the Board of Directors, will be disregarded; (ii) the votes already cast for the other resolutions and/or for the other candidates that were already included in the Voting Ballot, before this amendment, will be considered valid, except if the shareholder submits a new voting instruction; (iii) shareholders who have already submitted a voting instruction, and wish to resubmit it, may do so up to seven days before the scheduled date for the 61st AGM, that is, until April 20, 2021, including it; and (iv) if the shareholder decides to resubmit his voting instruction, in order to prevent his voting instruction from being considered conflicting, it is recommended that he forward his new instruction to the same service provider previously used for the first submission.

Eletrobras points out that the candidate Rodrigo Limp Nascimento, mentioned above, has already been analyzed by the Company's Management, Eligibility, Succession and Compensation Committee, having been approved. However, the effectiveness of the opinion on eligibility related to the above candidate is subject to effective prior approval by the Chief of Staff, to safeguard the purpose prescribed in art. 22, II, of Decree no. 8,945/2016.

In view of the above, the Company also informs that the Voting Ballot, duly updated, is available for consultation on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and on the Investor Relations website of Eletrobras (www.eletrobras.com/elb/ir), as well as that the information regarding said candidates, as required by CVM Instruction 481, of December 17, 2009, as amended (“CVM Instruction 481”), is also being made available on this date, through the resubmission of the Management Proposal.

Rio de Janeiro, April 05, 2021

Elvira Cavalcanti Presta

CEO (Interim) and CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.